SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 25th February 2003

SIX CONTINENTS PLC
(Registrant’s name)

20 North Audley Street
London W1K 6WN, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

SIX CONTINENTS PLC
UPDATE ON DEMERGER BENEFITS

Not for release, publication or distribution in whole or in part in or into Australia, Canada, Japan or the Netherlands

The Board of Six Continents PLC ("Six Continents") yesterday drew shareholders' attention to the significant value leakage away from shareholders to Capital Management & Investments PLC ("CMI") that would be the result of a CMI takeover.

In addition, CMI has borrowed certain of Six Continents' existing plans articulated in the Listing Particulars for Mitchells & Butlers ("MandB") and InterContinental Hotels Group ("IHG") – particularly, the plans to dispose of non–core assets and to make use of longer term financing techniques to unlock value for shareholders. CMI will seek to extract some of this value for itself. There can be no rationale for sharing this value with CMI.

The Board wishes to focus shareholders' attention on the following:

Cost savings at IHG to be at least $100m per annum

•	As explained in the Listing Particulars, the management team led by Richard North initiated a thorough review of the organisation last October. At the time of publication of the Listing Particulars, Phase I had just been completed and based on findings from this phase a reduction of annual ongoing overheads against the cost base for the financial year 2003 of at least $50m was announced. This sum was in addition to the elimination of the incremental overhead cost inherited by IHG as a result of the separation (which is estimated to be $15m). The management team emphasised that this was a minimum savings number based on preliminary work.

•	Following further progress in Phase II, the management team have established that savings on a comparable basis (i.e. $65m) will be at least $100m per annum. Achievement of these savings will result in a significant reduction in headcount. Consultation with regard to the business' European employees will commence today. The first steps have been initiated in the US. Plans for implementation of the actions necessary to achieve these savings by end of 2004 are well under way and the Board will make a further announcement in due course.

MandB long term financing provides scope for a significant additional return of capital

•	As stated in the Listing Particulars for MandB, the directors arranged appropriate bank facilities to expedite the implementation of the separation and the return of £700m to shareholders. These facilities were put in place with terms that allowed certainty and flexibility for a refinancing to ensure the optimum long term capital structure for MandB.

•	Since the original announcement of a demerger, MandB has been exploring a structured financing for the company. MandB has now entered a detailed analysis and implementation phase with a view to executing this refinancing as soon as possible.

•	The Board of MandB intends to use the proceeds from any refinancing to repay the existing MandB facility and return the balance to shareholders. This could significantly increase the return of capital to shareholders. It is also in line with its policy as set out in the MandB Listing Particulars, to deliver near-term rewards for shareholders from the strong cash flow of the business whilst retaining sufficient resources to deliver long term earnings growth in the interest of creating shareholder value.

IHG and MandB asset disposals to enhance returns

•	The management of IHG and MandB are each focused on lifting returns on capital employed in their businesses. Reducing costs is part of this process and asset disposals is another.

•	IHG is making good progress in reviewing its present asset base in order to redeploy capital. Hotel assets will only be retained if they have strategic value or the potential to generate superior returns. The Mayfair InterContinental was put on the market in November 2002 and discussions on its sale are in progress. Disposals of a number of other assets are also under way. Any such disposals will be made when attractive prices are achievable in the context of the severe cyclical downturn in the hotel industry and having regard to the substantial benefits of scale from IHG's system.

•	MandB has also reviewed its portfolio to identify individual sites where, inter alia, current high prices for alternative use might allow value enhancing disposals.

Tim Clarke, Chief Executive of Six Continents, said:

"The separation of the businesses will allow the acceleration of our plans to secure value for shareholders. The refinancing of MandB and the increased cost savings in IHG are high on the agenda. CMI should not share in any of these benefits."

Enquiries:

Tim Clarke	020 7409 1919
Richard North	020 7409 1919
Fiona Antcliffe	020 7404 5959

This announcement contains certain forward-looking statements as defined under US law (Section 21E of the Securities Exchange Act of 1934). These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts.

By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements, including, but not limited to: political and other events that impact domestic or international travel – in particular the military situation in the Middle East; developments in the international debt and equity markets and the related availability of credit, including as a result of changes in applicable ratings; levels of consumer and business spending in major economies where Six Continents does business; changes in consumer tastes and preferences, levels of marketing and promotional expenditure by Six Continents and its competitors; significant fluctuations in exchange, interest and tax rates; the effects of the proposed separation of the hotels and drinks business and the retail business or any future business combinations, acquisitions or dispositions; legal and regulatory developments, including European Union employment legislation and regulation in the leisure retailing industry in countries in which Six Continents operates; the ability of Six Continents to maintain appropriate levels of insurance; and changes in the cost and availability of raw materials, key personnel and changes in supplier dynamics.

Other factors that could affect the business and the financial results are described in Item 3 Key Information – Risk Factors in the Six Continents Form 20–F for the financial year ended 30 September 2002 filed with the United States Securities and Exchange Commission.

This announcement does not constitute an offer or invitation to purchase securities.

Salomon Brothers International Limited, trading as Schroder Salomon Smith Barney, is acting as financial adviser to Six Continents and to nobody else in connection with the proposed separation and return of capital and the possible offer and as sponsor to IHG and MAB in connection with the admission of the ordinary shares of IHG and MAB to the official list of the UK Listing Authority (“Admissions”) and will not be responsible to anyone else for providing the protections afforded to its clients nor for providing advice in relation to the separation and return of capital, the Admissions or the possible offer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIX CONTINENTS PLC
(Registrant)

By:	/s/ M.J.N. Bridge
Name:	M.J.N. BRIDGE
Title:	DEPUTY SECRETARY

Date:	25th February 2003